UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ALTABANCORP

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

712706209

(CUSIP Number)

Dale O. Gunther	Blaine C. Gunther
856 East 700 North	75 East 1010 North
American Fork, UT 84003	American Fork, UT 84003
(801) 592-1826	(801) 234-9620

The address for all other Reporting Persons is:

Marcus J. Williams

Buchalter APC

1000 Wilshire Blvd., Suite 1500

Los Angeles, CA 90017

(213) 891-5088

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

January 13, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 712706209

1.	Names of Reporting Persons Dale O. Gunther DRG Partners, LLC The Raspberry Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, SC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A. citizen; Utah limited liability company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,389,017 (1)
	8.	Shared Voting Power 0 (2)
	9.	Sole Dispositive Power 1,279,717 (1)
	10.	Shared Dispositive Power 0 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,279,717 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (2)
13.	Percent of Class Represented by Amount in Row (11) 6.8%
14.	Type of Reporting Person (See Instructions) IN; OO (limited liability company)

(1)	Includes (i) 109,300 shares of common stock owned by Dale O. Gunther, (ii) 531,696 shares of common stock owned by DRG Partners, LLC, a Utah limited liability company, of which Mr. Gunther is the manager with sole voting and dispositive power, and (iii) 638,716 shares of common stock owned by The Raspberry Trust, a Utah trust, of which an independent person serves as trustee and Dale O. Gunther exercises sole voting power.

(2)

As a result of an agreement (the “Shareholder Agreement” as described in Item 2, below), the Reporting Persons may be deemed to have shared voting power to vote up to an aggregate of 5,851,540 shares of common stock deemed beneficially owned pursuant to Rule 13d-3 with respect to the matters covered by the Shareholder Agreement. Each of the Reporting Persons disclaims all beneficial ownership of all such shares except as set forth in Row 11.

2

CUSIP No. 712706209

1.	Names of Reporting Persons. Gunther Legacy Trust (1)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Utah trust
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 445,984 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 445,984 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 445,984 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (2)
13.	Percent of Class Represented by Amount in Row (11) 2.4%
14.	Type of Reporting Person (See Instructions) OO (Trust)

(1)

Chantel Gunther, W. Bruce Miller, Brett D. Christiansen, Holli Gunther, Christina Gunther, Orrin Porter Rockwell, and Ryan Thompson are trustees of the Gunther Legacy Trust, and share voting and dispositive power.

(2)

As a result of the Shareholder Agreement, the Reporting Persons may be deemed to have shared power to vote up to an aggregate of 5,851,540 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

3

CUSIP No. 712706209

1.	Names of Reporting Persons. Russell Gunther
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 70,724
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 70,724
	10.	Shared Dispositive Power 0 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,724 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (1)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

* Less than one percent.

(1)

As a result of the Shareholder Agreement, the Reporting Person may be deemed to have shared power to vote up to an aggregate of 5,851,540 shares of common stock deemed beneficially owned pursuant to Rule 13d-3.The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

4

CUSIP No. 712706209

1.	Names of Reporting Persons. Jacob Gunther
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 9,871
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 9,871
	10.	Shared Dispositive Power 0 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,871 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (1)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

* Less than one percent.

(1)

As a result of the Shareholder Agreement, the Reporting Person may be deemed to have shared power to vote up to an aggregate of 5,851,540 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

5

CUSIP No. 712706209

1.	Names of Reporting Persons. Hudson Gunther
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 4,287
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 4,287
	10.	Shared Dispositive Power 0 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,287 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (1)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

* Less than one percent.

(1)

As a result of the Shareholder Agreement, the Reporting Person may be deemed to have shared power to vote up to an aggregate of 5,851,540 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

6

CUSIP No. 712706209

1.	Names of Reporting Persons. Kimball Gunther
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 10,615
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 10,615
	10.	Shared Dispositive Power 0 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,615 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (1)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

* Less than one percent.

(1)

As a result of the Shareholder Agreement, the Reporting Person may be deemed to have shared power to vote up to an aggregate of 5,851,540 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

7

CUSIP No. 712706209

1.	Names of Reporting Persons. The Mary G. Miller Revocable Trust Mary G. Miller and W. Bruce Miller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Utah trust
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 30,000 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 30,000 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,000 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (2)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) OO (Trust)

* Less than one percent.

(1)	Mary G. Miller and W. Bruce Miller are trustees of The Mary G. Miller Revocable Trust, and share voting and dispositive power.

(2)

As a result of the Shareholder Agreement, the Reporting Person may be deemed to have shared power to vote up to an aggregate of 5,851,540 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

8

CUSIP No. 712706209

1.	Names of Reporting Persons. Derek Gunther Miller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 14,800
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 14,800
	10.	Shared Dispositive Power 0 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,800 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (1)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

* Less than one percent.

(1)

As a result of the Shareholder Agreement, the Reporting Person may be deemed to have shared power to vote up to an aggregate of 5,851,540 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

9

CUSIP No. 712706209

1.	Names of Reporting Persons. The Brett and Susan Christiansen Family Trust Brett David Christiansen and Susan Gunther Christiansen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF; OO (Gift)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Utah trust.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 64,484 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 64,484 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,484 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (2)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) OO (trust)

* Less than one percent.

(1)	Brett David Christiansen and Susan Gunther Christiansen are trustees of The Brett and Susan Christiansen Family Trust, and share voting and dispositive power.

(2)

As a result of the Shareholder Agreement, the Reporting Persons may be deemed to have shared power to vote up to an aggregate of 5,851,540 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

10

CUSIP No. 712706209

1.	Names of Reporting Persons. Christopher Brett Christiansen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (Gift)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 8,373
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 8,373
	10.	Shared Dispositive Power 0 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,373 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (1)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

* Less than one percent.

(1)	As a result of the Shareholder Agreement, the Reporting Person may be deemed to have shared power to vote up to an aggregate of 5,851,540 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

11

CUSIP No. 712706209

1.	Names of Reporting Persons. Bruce O. Gunther
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 313
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 313
	10.	Shared Dispositive Power 0 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 313 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (1)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

* Less than one percent.

(1)	As a result of the Shareholder Agreement, the Reporting Person may be deemed to have shared power to vote up to an aggregate of 5,851,540 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

12

CUSIP No. 712706209

1.	Names of Reporting Persons. Julie Marie Rockwell
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 50,000
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 50,000
	10.	Shared Dispositive Power 0 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (1)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

* Less than one percent.

(1)	As a result of the Shareholder Agreement, the Reporting Person may be deemed to have shared power to vote up to an aggregate of 5,851,540 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

13

CUSIP No. 712706209

1.	Names of Reporting Persons. Ruth Ann Gunther Thompson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 52,140
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 52,140
	10.	Shared Dispositive Power 0 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,140 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (1)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

* Less than one percent.

(1)	As a result of the Shareholder Agreement, the Reporting Person may be deemed to have shared power to vote up to an aggregate of 5,851,540 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

14

CUSIP No. 712706209

1.	Names of Reporting Persons. The Paul Gunther Family LLC The [Paul and Lynda] Gunther Family Trust Paul Gunther and Lynda C. Gunther
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, SC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Utah limited liability company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 967 (1)
	8.	Shared Voting Power 819,877 (2)
	9.	Sole Dispositive Power 967 (1)
	10.	Shared Dispositive Power 819,877 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 820,844 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (3)
13.	Percent of Class Represented by Amount in Row (11) 4.4%
14.	Type of Reporting Person (See Instructions) OO (limited liability company)

(1)	Includes 967 Restricted Stock Units held by Paul Gunther, which vested on December 31, 2020.

(2)

Includes (a) 818,891 shares held by The Paul Gunther Family LLC, of which Paul Gunther and Lynda C. Gunther are the managing members, and over which Julia Kelsey Gunther exercises voting and dispositive power, and (b) 986 shares of The Gunther Family Trust, of which Paul Gunther and Lynda C. Gunther are trustees sharing voting and dispositive power.

(3)	As a result of the Shareholder Agreement, the Reporting Person may be deemed to have shared power to vote up to an aggregate of 5,851,540 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

15

CUSIP No. 712706209

1.	Names of Reporting Persons. Janelle Gunther
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 52,140
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 52,140
	10.	Shared Dispositive Power 0 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,140 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (1)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

* Less than one percent.

(1)	As a result of the Shareholder Agreement, the Reporting Person may be deemed to have shared power to vote up to an aggregate of 5,851,540 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

16

CUSIP No. 712706209

1.	Names of Reporting Persons. Jordan Gunther
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 52,140
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 52,140
	10.	Shared Dispositive Power 0 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,140 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (1)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

* Less than one percent.

(1)	As a result of the Shareholder Agreement, the Reporting Person may be deemed to have shared power to vote up to an aggregate of 5,851,540 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

17

CUSIP No. 712706209

1.	Names of Reporting Persons. Jenessa Gunther
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 52,140
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 52,140
	10.	Shared Dispositive Power 0 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,140 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (1)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

* Less than one percent.

(1)	As a result of the Shareholder Agreement, the Reporting Person may be deemed to have shared power to vote up to an aggregate of 5,851,540 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

18

CUSIP No. 712706209

1.	Names of Reporting Persons. Jilenne Gunther
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 52,140
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 52,140
	10.	Shared Dispositive Power 0 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,140 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (1)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

* Less than one percent.

(1)	As a result of the Shareholder Agreement, the Reporting Person may be deemed to have shared power to vote up to an aggregate of 5,851,540 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

19

CUSIP No. 712706209

1.	Names of Reporting Persons. Justus Robert Gunther
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 52,140
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 52,140
	10.	Shared Dispositive Power 0 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,140 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (1)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

* Less than one percent.

(1)	As a result of the Shareholder Agreement, the Reporting Person may be deemed to have shared power to vote up to an aggregate of 5,851,540 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

20

CUSIP No. 712706209

1.	Names of Reporting Persons. Jesse Omega Gunther
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 52,140
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 52,140
	10.	Shared Dispositive Power 0 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,140 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (1)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

* Less than one percent.

(1)	As a result of the Shareholder Agreement, the Reporting Person may be deemed to have shared power to vote up to an aggregate of 5,851,540 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

21

CUSIP No. 712706209

1.	Names of Reporting Persons. Jansen Orville Gunther
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 45,522
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 45,522
	10.	Shared Dispositive Power 0 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,522 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (1)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

* Less than one percent.

(1)	As a result of the Shareholder Agreement, the Reporting Person may be deemed to have shared power to vote up to an aggregate of 5,851,540 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

22

CUSIP No. 712706209

1.	Names of Reporting Persons. Julia Kelsey Gunther
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 52,478
	8.	Shared Voting Power 0 (1)(2)
Sole Dispositive Power 52,478
	10.	Shared Dispositive Power 0 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,478 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (1)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

* Less than one percent.

(1)

Amount does not include the 818,891 shares held by The Paul Gunther Family LLC, of which Paul Gunther and Lynda C. Gunther are the managing members, and over which shares Julia Kelsey Gunther exercises voting and dispositive power.

(2)	As a result of the Shareholder Agreement, the Reporting Person may be deemed to have shared power to vote up to an aggregate of 5,851,540 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

23

CUSIP No. 712706209

1.	Names of Reporting Persons. The Paul and Miriam Thomas Family LLC Paul Y. Thomas and Miriam G. Thomas
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Arizona limited liability company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 422,704 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 422,704 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 422,704 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (2)
13.	Percent of Class Represented by Amount in Row (11) 2.3%
14.	Type of Reporting Person (See Instructions) OO (limited liability company)

(1)	The Paul and Miriam Thomas Family LLC, an Arizona limited liability company, is owned by The Paul Y. Thomas and Miriam G. Thomas Revocable Living Trust. Paul Y. Thomas and Miriam G. Thomas are the managing members of The Paul and Miriam Thomas Family LLC, and in such capacity, share voting and dispositive power.

(2)	As a result of the Shareholder Agreement, the Reporting Persons may be deemed to have shared power to vote up to an aggregate of 5,851,540 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

24

CUSIP No. 712706209

1.	Names of Reporting Persons. HETS, LLC Eric Neal Sabourin and Heather Thomas-Sabourin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Arizona limited liability company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 43,060 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 43,060 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,060 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (2)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) OO (limited liability company)

* Less than 1%

(1)	HETS, LLC, an Arizona limited liability company, is owned by The Eric and Heather Thomas Living Trust. Eric Neal Sabourin and Heather Thomas-Sabourin are the managers of HETS, LLC, and in such capacity, share voting and dispositive power.

(2)	As a result of the Shareholder Agreement, the Reporting Persons may be deemed to have shared power to vote up to an aggregate of 5,851,540 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

25

CUSIP No. 712706209

1.	Names of Reporting Persons. Blaine Gunther Investments L.C. The Blaine C. Gunther Trust Blaine C. Gunther and Linda Gunther
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐87
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, SC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Utah limited liability company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 797,865 (1)(2)(3)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 797,865 (1)(2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 797,865 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (3)
13.	Percent of Class Represented by Amount in Row (11) 4.2%
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)

Blaine Gunther Investments, L.C., a Utah limited liability company managed by its members: Blaine C. Gunther, his wife Linda Gunther, and their adult children Kristin Gunther Howard, Jonathan Blaine Gunther and Anne Marie Gunther, who share voting and dispositive power. The Blaine C. Gunther Trust, a Utah trust, of which the trustees are Blaine C. Gunther and Linda Gunther, who share voting and dispositive power.

(2)	Includes 719,500 shares held by Blaine Gunther Investments, L.C., and 78,365 shares held by the Blaine C. Gunther Trust.

(3)	As a result of the Shareholder Agreement, the Reporting Persons may be deemed to have shared power to vote up to an aggregate of 5,851,540 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

26

CUSIP No. 712706209

1.	Names of Reporting Persons. The John W. Howard II and Kristin G. Howard Trust FBO Howard Family Trust U/A Jan. 3, 2002 Kristin Gunther Howard and John W. Howard II
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO; PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A. citizen; Utah trust
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 807,096 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 807,096 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 87,596 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (3)(4)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN; OO (trust)

* Less than one percent.

(1)	Includes 719,500 shares held by Blaine Gunther Investments, L.C., a Utah limited liability company, of which Kristin G. Howard is a managing member.

(2)	Includes 87,596 shares held by John W. Howard II and Kristin G. Howard Trust FBO Howard Family Trust U/A Jan. 3, 2002, a Utah trust. Voting and dispositive power is shared by the trustees, John W. Howard II and Kristin G. Howard.

(3)	As a result of the Shareholder Agreement, the Reporting Person may be deemed to have voting power to vote up to an aggregate of 5,851,540 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

(4)	Row (11) does not include and the Reporting Persons disclaim any beneficial ownership to shares beneficially owned by Blaine Gunther Investments, L.C., except to the extent of their pecuniary interest therein.

27

CUSIP No. 712706209

1.	Names of Reporting Persons. The Living Trust of Jonathan Blaine Gunther and Lisa Petersen Gunther Jonathan Blaine Gunther and Lisa Petersen Gunther
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, SC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A. citizen; Utah trust
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 10,663 (1)
	8.	Shared Voting Power 778,408 (2)(3)
	9.	Sole Dispositive Power 10,663 (1)
	10.	Shared Dispositive Power 778,408 (2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,740 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (3)(4)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN; OO (trust)

* Less than one percent.

(1)

Includes the following issued to Jonathan Blaine Gunther: (i) 1,832 shares of common stock ; (ii) 4,373 option shares presently exercisable at $26.80 per share until 2022; (iii) 3,491 option shares presently exercisable at $35.70 per share until 2023; (iv) and 967 shares of Restricted Stock Units which vest on 12/31/2021.

(2)

(a) Includes 58,908 shares held by The Living Trust of Jonathan Blaine Gunther and Lisa Petersen Gunther, a Utah trust; trustees Jonathan Blaine Gunther and Lisa Petersen Gunther share voting and dispositive power. (b) Includes 719,500 shares held of record by Blaine Gunther Investments, L.C., a Utah limited liability company; Jonathan Blaine Gunther shares voting and dispositive power of these shares with the other member managers: Blaine C. Gunther, Linda Gunther, Kristin Gunther Howard and Anne Marie Gunther.

(3)	As a result of the Shareholder Agreement, the Reporting Person may be deemed to have shared power to vote up to an aggregate of 5,851,540 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

(4)

Row (11) does not include and the Reporting Persons disclaim any beneficial ownership to shares beneficially owned by Blaine Gunther Investments, L.C., except to the extent of their pecuniary interest therein. Row (11) does not include the 7,864 options and 967 RSUs issued to Jonathan Blaine Gunther.

28

CUSIP No. 712706209

1.	Names of Reporting Persons. Anne Marie Gunther
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO; PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 91,320
	8.	Shared Voting Power 719,500 (1)
	9.	Sole Dispositive Power 91,320
	10.	Shared Dispositive Power 719,500 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,320 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (2)(3)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

* Less than one percent.

(1)

Shares held by Blaine Gunther Investments, L.C., a Utah limited liability company; Anne Marie Gunther shares voting and dispositive power of shares with the other member managers: Blaine C. Gunther, Linda Gunther, Kristin Gunther Howard and Jonathan Blaine Gunther.

(2)	Row (11) does not include and the Reporting Persons disclaim any beneficial ownership to shares beneficially owned by Blaine Gunther Investments, L.C., except to the extent of their pecuniary interest therein.

(3)	As a result of the Shareholder Agreement, the Reporting Persons may be deemed to have shared voting power to vote up to an aggregate of 5,851,540 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

29

 CUSIP No. 712706209

1.	Names of Reporting Persons. Gunther Holding Company L.C. The [Dean and Deana] Gunther Family Trust Dean Gunther and Deana Gunther
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO; PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Utah limited liability company; Utah trust.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 479,899 (1)
	8.	Shared Voting Power 4,047 (2)
	9.	Sole Dispositive Power 479,899 (1)
	10.	Shared Dispositive Power 4,047 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 483,946 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (3)
13.	Percent of Class Represented by Amount in Row (11) 2.6%
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company); OO (Trust)

(1)	Shares held by Gunther Holding Company L.C., a Utah limited liability company; Dean Gunther, manager has sole voting and dispositive power.

(2)	Shares held by The Gunther Family Trust; Dean Gunther and Deana Gunther, trustees, share voting and dispositive power.

(3)	As a result of the Shareholder Agreement, the Reporting Persons may be deemed to have shared voting power to vote up to an aggregate of 5,851,540 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

30

CUSIP No. 712706209

1.	Names of Reporting Persons. Ruprecht & Co., LLC Debra Gunther Holley and Stephen Harold Holley
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (Gift)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A. Citizens; Utah limited liability company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 6,116 (1) 7,172 (2)
	8.	Shared Voting Power 336,732 (3)
	9.	Sole Dispositive Power 6,116 (1) 7,172 (2)
	10.	Shared Dispositive Power 336,732 (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 350,020 shares (1)(2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (4)
13.	Percent of Class Represented by Amount in Row (11) 1.8%
14.	Type of Reporting Person (See Instructions) IN; IN; OO (limited liability company)

(1)	Shares held by Debra Gunther Holley, who has sole voting and dispositive power over such shares.

(2)	Shares held by Stephen H. Holley, who has sole voting and dispositive power over such shares.

(3)	Shares held by Ruprecht & Co., LLC, a Utah limited liability company. The member-managers are Stephen H. Holley and Debra Gunther Holley, who share voting and dispositive power.

(4)	As a result of the Shareholder Agreement, the Reporting Persons may be deemed to have shared voting power to vote up to an aggregate of 5,851,540 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

31

1.	Names of Reporting Persons. The Newbold Family Trust Jace Tyler Newbold and Rebecca Holley Newbold
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO - Gift
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Utah trust
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 70,368 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 70,368 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,368 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (2)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) OO (trust)

* Less than one percent.

(1)	The trustees of this Reporting Person are Jace Tyler Newbold and Rebecca Holley Newbold, who have shared voting and dispositive power.

(2)	As a result of the Shareholder Agreement, the Reporting Persons may be deemed to have shared voting power to vote up to an aggregate of 5,851,540 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

32

1.	Names of Reporting Persons. Stephen Mark Holley
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 39,712 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 39,712 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,712 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (1)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

* Amount indicated is less than one percent.

(1)	As a result of the Shareholder Agreement, the Reporting Persons may be deemed to have shared voting power to vote up to an aggregate of 5,851,540 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

33

1.	Names of Reporting Persons. Benjamin Holley and Andrea Holley
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 96,932 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 96,932 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 96,932 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (2)
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) IN

* Less than one percent.

(1)	Shares owned jointly by Benjamin and Andrea Holley, who share voting and dispositive power.

(2)	As a result of the Shareholder Agreement, the Reporting Persons may be deemed to have shared voting power to vote up to an aggregate of 5,851,540 shares of common stock deemed beneficially owned pursuant to Rule 13d-3. The Reporting Person disclaims all such beneficial ownership except as to the shares reported on Row 11.

34

SCHEDULE 13D

Explanatory Note: This Amendment No. 2 (“Amendment”) to the beneficial ownership report on Schedule 13D filed on June 10, 2020 (“Schedule 13D”) amends and supplements certain information set forth in the Schedule 13D. The Schedule 13D has previously been amended by Amendment No. 1 thereto, filed on July 22, 2020, and references herein to the Schedule 13D describe the initial filing as so amended. The Schedule 13D relates to shares of common stock of Altabancorp, a Utah corporation and a registered bank holding company, beneficially owned by the reporting persons identified in the Schedule 13D, as amended hereby. Except as set forth herein, this Amendment does not modify any information previously set forth in the Schedule 13D. Capitalized terms used herein and not defined have the meanings assigned thereto in the Schedule 13D.

Item 2. Identity and Background

(a)	This Statement is being filed pursuant to Rule 13d-1 under the Act, by the following persons (collectively, the “Reporting Persons” and each individually a “Reporting Person”):

1.	Dale O. Gunther, an individual

2.	DRG Partners, LLC, a Utah limited liability company

3.	The Raspberry Trust, a Utah trust

4.	The Gunther Legacy Trust, a Utah trust

5.	Russell Gunther, an individual

6.	Jacob Gunther, an individual

7.	Hudson Gunther, an individual

8.	Kimball Gunther, an individual

9.	The Mary G. Miller Revocable Trust, a Utah trust

10.	Derek Gunther Miller, an individual

11.	The Brett and Susan Christiansen Family Trust, a Utah trust

12.	Christopher Brett Christiansen, an individual

13.	Bruce O. Gunther, an individual

14.	Julie Marie Rockwell, an individual

15.	Ruth Ann Gunther Thompson, an individual

16.	The Paul Gunther Family LLC, a Utah limited liability company

17.	The [Paul and Lynda] Gunther Family Trust, a Utah trust

18.	Janelle Gunther, an individual

19.	Jordan Gunther, an individual

20.	Jenessa Gunther, an individual

21.	Jilenne Gunther, an individual

22.	Justus Robert Gunther, an individual

23.	Jesse Omega Gunther, an individual

24.	Jansen Orville Gunther, an individual

25.	Julia Kelsey Gunther, an individual

26.	The Paul and Miriam Thomas Family LLC, an Arizona limited liability company

27.	HETS LLC, an Arizona limited liability company

28.	Blaine Gunther Investments, L.C., a Utah limited liability company

29.	The Blaine C. Gunther Trust, a Utah trust

30.	The John W. Howard II and Kristin G. Howard Trust, a Utah trust

31.	The Living Trust of Jonathan Blaine Gunther and Lisa Petersen, a Utah trust

32.	Anne Marie Gunther, an individual

33.	Gunther Holding Company LLC, a Utah limited liability company

34.	The Gunther Family Trust, a Utah trust

35.	Ruprecht & Co., LLC, a Utah limited liability company

36.	Debra Gunther Holley, an individual

37.	Stephen Harold Holley, and individual

38.	The Newbold Family Trust, a Utah trust

39.	Stephen Mark Holley, an individual

40.	Benjamin Holley, an individual

41.	Andrea Holley, an individual

35

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended in its entirety to read as follows.

On January 13, 2021, Dale O. Gunther and Blaine C. Gunther, in their capacity as the designated representatives of the collective Reporting Persons, sent to the Board a letter in the form of Exhibit 99.2. Such letter is incorporated in its entirety by reference herein. The stated purpose of such letter was to communicate to the Board certain matters of concern to the Reporting Persons, including expressions of concern regarding the effect of recent management decisions on the employees and customers of the Issuer’s wholly owned subsidiary, Altabank, and recommendations that the Board conduct an objective evaluation of the strategic alternatives available to maximize the value of the Issuer to shareholders and other stakeholders. The full text of such letter is filed as Exhibit 99.2 hereto and is incorporated by reference herein.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Subject to the Shareholder Agreement, the Reporting Persons may from time to time communicate, directly and indirectly, with the Board, members of management, other shareholders and third parties, including advisors and prospective acquirors, regarding operational, strategic, financial and governance matters relating to the Issuer, or to otherwise work or propose to work with management, the Board, other shareholders, and potentially third parties, in each case with a view to maximizing shareholder value. In connection therewith, and subject to and in compliance with Regulation 14A of the Securities Exchange Act of 1934, as amended, the Reporting Persons may communicate with one or more of the foregoing parties with respect to the composition of the board of directors of the Issuer and/or with respect to the Issuer’s charter, bylaws or instruments corresponding thereto, or regarding instruments or actions that may impede the acquisition of control of the Issuer by any person.

Except as otherwise described in this Amendment, none of the Reporting Persons currently has any plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D. However, as part of their ongoing evaluation of their investment and the Reporting Persons’ legacy of investment in and support for the Issuer’s customers and employees, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters or make formal proposals to the Board of directors of the Issuer, other shareholders of the Issuer, or other third parties regarding such matters.

The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open markets, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer

Items 5(a) and 5(b) of the Schedule 13D are amended to read in their entirety as follows.

(a) and (b) The Reporting Persons currently hold, in the aggregate, approximately 5,851,540 shares or 31.1% of the outstanding common stock and combined voting power of the Issuer’s common stock, based on 18,803,418 issued and outstanding shares of common stock of the Issuer as of October 30, 2020, as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2020, for the quarter ended September 30, 2020.

The aggregate number of shares and percentage of common stock outstanding beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares of common stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on Rows 7 through 11 and Row 13 of the cover pages of this Statement and are incorporated herein by reference and summarized in the following table.

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As a result of the Shareholder Agreement, the Reporting Persons may be deemed to possess shared voting power over, and therefore beneficially own for purposes of Rule 13d-3, up to an aggregate of 5,851,540 shares of common stock that are beneficially owned collectively by the parties to the Shareholder Agreement corresponding to each Reporting Person as set forth above in this Statement. All such shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 31.1% of the issued and outstanding common stock as of January 12, 2021.

However, except as indicated in this Item 5 (a) and as discussed below, the Reporting Persons hereby disclaim beneficial ownership of all such shares of common stock that are the subject of the Shareholder Agreement, and this Statement shall not be construed as an admission that the Reporting Persons are, for any or all purposes, the beneficial owners of any such shares that are the subject of the Shareholder Agreement and covered by this Statement, except for the shares reported by such Reporting Persons on the respective cover pages to this Statement. Without limiting the generality of the foregoing, readers should note that the Shareholder Agreement provides that each party thereto retains the ability to vote or to direct the voting of, and the ability to dispose or to direct the disposition of, the equity securities owned by such party.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of all securities of the Issuer except to the extent of their several pecuniary interests therein. The filing of this statement does not constitute an admission that any Reporting Person is a member of a “group” for the purposes of Sections 13(d) of the Exchange Act.

The following table summarizes the beneficial ownership of the Issuer’s common stock by the Reporting Persons. For additional detail regarding sole voting and dispositive power, and shared voting and dispositive power of the shares beneficially owned by each Reporting Person listed below, see the cover pages to this Statement, which are incorporated into this Item 5 by reference.

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Reporting Person	Number of Shares of Common Stock Owned	Percentage of Common Stock Outstanding (1)
Dale O. Gunther (2)	1,279,717	6.8%
The Gunther Legacy Trust	445,984	2.4%
Russell Gunther	70,724	*	%
Jacob Gunther	9,871	*	%
Hudson Gunther	4,287	*	%
Kimball Gunther	10,615	*	%
The Mary G. Miller Revocable Trust	30,000	*	%
Derek Gunther Miller	14,800	*	%
The Brett and Susan Christiansen Family Trust	64,484	*	%
Christopher Brett Christiansen	8,373	*	%
Bruce O. Gunther	313	*	%
Julie Marie Rockwell	50,000	*	%
Ruth Ann Gunther Thompson	52,140	*	%
The Paul Gunther Family LLC (4)	818,891	4.4%
The [Paul and Lynda] Gunther Family Trust	986	*
Janelle Gunther	52,140	*
Jordan Gunther	52,140	*	%
Jenessa Gunther	52,140	*	%
Jilenne Gunther	52,140	*	%
Justus Robert Gunther	52,140	*	%
Jesse Omega Gunther	52,140	*	%
Jansen Orville Gunther	45,522	*	%
Julia Kelsey Gunther	52,478	*	%
The Paul and Miriam Thomas Family LLC	422,704	2.3%
HETS LLC	43,060	*	%
Blaine Gunther Investments, LC (3)	719,500		3.8%
Blaine C. Gunther Trust (3)	78,365	*	%
Howard Family Trust U/A Jan. 3, 2002 (5)	87,596	*	%
The Living Trust of Jonathan Blaine Gunther and Lisa Petersen Gunther (6)	60,740	*	%
Anne Marie Gunther (7)	91,320	*	%
Gunther Holding Company L.C.	479,899	2.6%
The [Dean and Deana] Gunther Family Trust	4,047	*	%
Ruprecht & Co LLC	336,732	1.8%
Debra Gunther Holley (9)	6,116	*	%
The Newbold Family Trust	70,368	*	%
Stephen Mark Holley	39,712	*	%
Stephen Harold Holley	7,172	*	%
Benjamin Holley and Andrea Holley	96,932	*	%
TOTAL (10)	5,851,540	31.1%

(*) indicates less than one percent.

(1)	Duplicate share amounts omitted from Total. Percentages rounded to the nearest 1/10th of one percent.

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(2)	Amount includes (a) 109,305 shares of common stock owned of record by Dale O. Gunther; (b) 531,696 shares of common stock owned of record by DRG Partners, LLC, a Utah limited liability company; and (c) 638,716 shares of common stock owned of record by The Raspberry Trust, a Utah trust. Dale O. Gunther has sole voting and dispositive power of all shares indicated. As a Designated Representative under the Shareholder Agreement, Dale O. Gunther may be deemed to have shared voting power over 5,851,540 shares of common stock to the extent directed by the beneficial owners of such shares pursuant to the terms of the agreement. He disclaims any pecuniary or dispositive interest over any of such shares except for the shares indicated on Rows 7 through 11 of his cover sheet to this Statement.

(3)	Amount includes (a) 719,500 shares owned of record by Blaine Gunther Investments, L.C., a Utah limited liability company, managed by its members, Blaine C. Gunther, Linda Gunther, Anne Marie Gunther, Kristin G. Howard, and Jonathan Blaine Gunther (see notes (5), (6), (7) and (8), below), who share voting and dispositive power of these shares; (b) 78,365 shares owned of record by The Blaine C. Gunther Trust, trustees Blaine C. Gunther and Linda Gunther share voting and dispositive power. As a Designated Representative under the Shareholder Agreement, Blaine C. Gunther may be deemed to have shared voting power over 5,851,540 shares of common stock to the extent directed by the beneficial owners of such shares pursuant to the terms of the agreement. He disclaims any pecuniary or dispositive interest over any of such shares except for the shares indicated on Rows 7 through 11 of his cover sheet to this Statement.

(4)	A Utah limited liability company. The managers are Lynda C. Gunther and Paul Gunther. Julia Kelsey Gunther exercises voting and dispositive power over shares owned thereby. Paul Gunther is a member of the Issuer’s Board. The amount indicated does not include 967 restricted shares of common stock issued to Paul Gunther vesting on December 31, 2021, granted to him pursuant to Issuer’s equity compensation plans as director compensation.

(5)	(a) Amount includes 87,596 shares of common stock are owned of record by the John W. Howard II and Kristin G. Howard Trust FBO Howard Family Trust U/A Jan. 3, 2002, a Utah trust, with voting and dispositive power shared by the trustees, John W. Howard II and Kristin G. Howard. (b) Amount does not include duplication of the entry of 719,500 shares of common stock owned of record by Blaine Gunther Investments, L.C. (see note (3), above), of which Mrs. Howard is a member-manager and shares voting and dispositive power. Mrs. Howard disclaims beneficial ownership in the shares owned of record by Blaine Gunther Investments, L.C. except for any indirect beneficial ownership that may be attributable to her equity ownership in that entity.

(6)	(a) Amount includes (i) 1,832 shares of common stock held by Jonathan Blaine Gunther and (ii) 58,908 shares held of record by The Living Trust of Jonathan Blaine Gunther and Lisa Petersen Gunther, a Utah trust; trustees Jonathan Blaine Gunther and Lisa Petersen Gunther share voting and dispositive power. (b) Amount does not include duplication of the entry of 719,500 shares of common stock owned of record by Blaine Gunther Investments, L.C. (see note (3), above), of which Mr. Gunther is a member-manager and shares voting and dispositive power. Mr. Gunther disclaims beneficial ownership in the shares owned of record by Blaine Gunther Investments, L.C. except for any indirect beneficial ownership that may be attributable to his equity ownership in that entity. (c) Mr. Gunther is also a member of the Issuer’s Board. Amount does not include shares issuable under options currently held by Mr. Gunther previously granted to him as compensation under Issuer’s equity compensation plans for his service as a director of the Issuer as follows: 4,373 shares presently exercisable at $26.80 per share until 2022, 3,491 shares presently exercisable at $35.70 per share until 2023; and 967 restricted stock units which vest on December 31, 2021.

(7)	(a) Amount includes 91,320 shares of common stock owned of record by Anne Marie Gunther. (b) Amount does not include duplication of the entry of 719,500 shares of common stock owned of record by Blaine Gunther Investments, L.C. (see note (3), above), of which Ms. Gunther is a member-manager and shares voting and dispositive power. Ms. Gunther disclaims beneficial ownership in the shares owned of record by Blaine Gunther Investments, L.C. except for any indirect beneficial ownership that may be attributable to her equity ownership in that entity.

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(8)	Excludes 719,500 shares of common stock owned of record by Blaine Gunther Investments, L.C. (see note (3), above), of which Mr. Gunther is a member-manager and shares voting and dispositive power. Mr. Gunther disclaims beneficial ownership in the shares owned of record by Blaine Gunther Investments, L.C. except for any indirect beneficial ownership that may be attributable to his equity ownership in that entity.

(9)	(a) Shares owned of record by Debra G. Holley who has sole voting and dispositive power. (b) Amount does not include duplicative entry of 336,732 shares of common stock owned of record by Ruprecht & Co., LLC, a Utah limited liability company, in the chart above, voting and dispositive power of which is shared by Debra G. Holley and Stephen H. Holley.

(10)	Duplicative entries omitted from totals.

(c)          To the knowledge of the Reporting Persons, except as set forth in the following table, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Item 5(a).

Date	Reporting Person	Shares Acquired	Shares Disposed Of
11/16/20	HETS LLC		500
11/23/20	HETS LLC		500
12/7/20	The Newbold Family Trust		4,300
12/8/20	The New bold Family Trust		1,200
12/9/20	The Brett & Susan Christiansen Family Trust		2,088
12/10/20	The Newbold Family Trust		1,038
12/11/20	HETS LLC		500
12/11/20	HETS LLC		500
12/15/20	HETS LLC		500
12/16/20	HETS LLC		500
12/21/20	The Living Trust of Jonathan Blaine Gunther and Lisa Peterson Gunther		5,000
12/21/20	Anne Marie Gunther		631
12/22/20	Blaine Gunther Investments, LC		500

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12/28/20	Julie Marie Rockwell		1,050
12/30/20	The Brett & Susan Christiansen Family Trust	2,173
12/30/20	The Brett & Susan Christiansen Family Trust	27
12/30/20	Kimball Gunther		315
12/31/20	Jonathan Blaine Gunther	986
12/31/20	Paul Gunther	986
1/1/21	Jonathan Blaine Gunther	967 (Restricted Stock Units)
1/1/21	Paul Gunther	967 (Restricted Stock Units)
1/5/21	Paul Gunther		986
1/5/21	The [Paul and Lynda] Gunther Family Trust	986
1/12/21	HETS LLC		500

(d)       Other than described above, no other person is known to have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock beneficially owned by the Reporting Persons.

(e)       Not applicable.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

99.1	Shareholder Agreement (including agreement regarding joint filing in accordance with Exchange Act Rule 13d-1(k)(1))*
99.2	Letter to Board of Directors of the Issuer dated January 13, 2021†
24.1	Form of Power of Attorney*

*	Previously Filed.
†	Filed Herewith.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2020

DALE O. GUNTHER

/s/ Dale O. Gunther
Dale O. Gunther

DRG PARTNERS, LLC

/s/ Dale O. Gunther
Name:	Dale O. Gunther
Title:	Manager

THE RASPBERRY TRUST

/s/ Matthew O. Cleary
Name:	Matthew O. Cleary
Title:	Trustee

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GUNTHER LEGACY TRUST

/s/ Chantel Gunther
Name:	Chantel Gunther
Title:	Trustee

/s/ W. Bruce Miller
Name:	W. Bruce Miller
Title:	Trustee

/s/ Brett D. Christiansen
Name:	Brett D. Christiansen
Title:	Trustee

/s/ Holli Gunther
Name:	Holli Gunther
Title:	Trustee

/s/ Christina Gunther
Name:	Christina Gunther
Title:	Trustee

/s/ Orrin Porter Rockwell
Name:	Orrin Porter Rockwell
Title:	Trustee

/s/ Ryan Thompson
Name:	Ryan Thompson
Title:	Trustee

RUSSEL GUNTHER

/s/ Russel Gunther
Russel Gunther

JACOB GUNTHER

/s/ Jacob Gunther
Jacob Gunther

HUDSON GUNTHER

/s/ Hudson Gunther
Hudson Gunther

KIMBALL GUNTHER

/s/ Kimball Gunther
Kimball Gunther

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THE MARY G. MILLER REVOCABLE TRUST

/s/ Mary G. Miller
Name:	Mary G. Miller
Title:	Trustee

/s/ W. Bruce Miller
Name:	W. Bruce Miller
Title:	Trustee

DEREK GUNTHER MILLER

/s/ Derek Gunther Miller
Derek Gunther Miller

THE BRETT AND SUSAN CHRISTIANSEN FAMILY TRUST

/s/ Brett David Christiansen
Name: Brett David Christiansen
Title:	Trustee

/s/ Susan Gunther Christiansen
Name:	Susan Gunther Christiansen
Title:	Trustee

CHRISTOPHER BRETT CHRISTIANSEN

/s/ Christopher Brett Christiansen
Christopher Brett Christiansen

BRUCE O. GUNTHER

/s/ Bruce O. Gunther
Bruce O. Gunther

JULIE MARIE ROCKWELL

/s/ Julie Marie Rockwell
Julie Marie Rockwell

RUTH ANN GUNTHER THOMPSON

/s/ Ruth Ann Gunther Thompson
Ruth Ann Gunther Thompson

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THE PAUL GUNTHER FAMILY LLC

/s/ Julia Gunther
Name:	Julia Gunther
Title:	Attorney in Fact

THE GUNTHER FAMILY TRUST

/s/ Paul Gunther
Name:	Paul Gunther
Title:	Trustee

/s/ Lynda C. Gunther
Name:	Lynda C. Gunther
Title:	Trustee

JANELLE GUNTHER

/s/ Janelle Gunther
Janelle Gunther

JORDAN GUNTHER

/s/ Jordan Gunther
Jordan Gunther

JENESSA GUNTHER

/s/ Jenessa Gunther
Jenessa Gunther

JILENNE GUNTHER

/s/ Jilenne Gunther
Jilenne Gunther

JUSTUS ROBERT GUNTHER

/s/ Justus Robert Gunther
Justus Robert Gunther

JESSE OMEGA GUNTHER

/s/ Jesse Omega Gunther
Jesse Omega Gunther

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JANSEN ORVILLE GUNTHER

/s/ Jansen Orville Gunther
Jansen Orville Gunther

JULIA KELSEY GUNTHER

/s/ Julia Kelsey Gunther
Julia Kelsey Gunther

THE PAUL AND MIRIAM THOMAS FAMILY LLC

/s/ Paul Y. Thomas
Name:	Paul Y. Thomas
Title:	Managing Member

/s/ Miriam G. Thomas
Name:	Miriam G. Thomas
Title:	Managing Member

HETS, LLC

/s/ Eric Neal Sabourin
Name:	Eric Neal Sabourin
Title:	Manager

/s/ Heather Thomas-Sabourin
Name:	Heather Thomas-Sabourin
Title:	Manager

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BLAINE GUNTHER INVESTMENTS, L.C.

/s/ Blaine C. Gunther
Name:	Blaine C. Gunther
Title:	Member

/s/ Linda Gunther
Name:	Linda Gunther
Title:	Member

/s/ Kristin Gunther Howard
Name:	Kristin Gunther Howard
Title:	Member

/s/ Jonathan Blaine Gunther
Name:	Jonathan Blain Gunther
Title:	Member

/s/ Anne Marie Gunther
Name:	Anne Marie Gunther
Title:	Member

THE JOHN W. HOWARD II AND KRISTIN G. HOWARD TRUST FBO HOWARD FAMILY TRUST U/A JAN. 3, 2002

/s/ John W. Howard II
Name:	John W. Howard II
Title:	Trustee

/s/ Kristin G. Howard
Name:	Kristin G. Howard
Title:	Trustee

JONATHAN BLAINE GUNTHER

/s/ Jonathan Blaine Gunther
Jonathan Blaine Gunther

THE LIVING TRUST OF JONATHAN BLAINE GUNTHER AND LISA PETERSEN GUNTHER

/s/ Jonathan Blaine Gunther
Name:	Jonathan Blaine Gunther
Title:	Trustee

/s/ Lisa Petersen Gunther
Name:	Lisa Petersen Gunther
Title:	Trustee

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ANNE MARIE GUNTHER

/s/ Anne Marie Gunther
Anne Marie Gunther

GUNTHER HOLDING COMPANY L.C.

/s/ Dean Gunther
Name:	Dean Gunther
Title:	Manager

THE GUNTHER FAMILY TRUST

/s/ Dean Gunther
Name:	Dean Gunther
Title:	Trustee

/s/ Deana Gunther
Name:	Deana Gunther
Title:	Trustee

DEBRA GUNTHER HOLLEY

/s/ Debra Gunther Holley
Debra Gunther Holley

STEPHEN H. HOLLEY

/s/ Stephen H. Holley
Stephen H. Holley

RUPRECHT & CO., L.L.C.

/s/ Stephen H. Holley
Name:	Stephen H. Holley
Title:	Member-Manager

/s/ Debra Gunther Holley
Name:	Debra Gunther Holley
Title:	Member-Manager

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THE NEWBOLD FAMILY TRUST

/s/ Jace Tyler Newbold
Name:	Jace Tyler Newbold
Title:	Trustee

/s/ Rebecca Holley Newbold
Name:	Rebecca Holley Newbold
Title:	Trustee

STEPHEN MARK HOLLEY

/s/ Stephen Mark Holley
Stephen Mark Holley

BENJAMIN HOLLEY

/s/ Benjamin Holley
Benjamin Holley

ANDREA HOLLEY

/s/ Andrea Holley
Andrea Holley

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